UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 18, 2022, Andrew Eldon, interim Chief Executive Officer and Chief Operating Officer of EQONEX Limited, was appointed to the company’s Board of Directors, replacing Richard Byworth, who resigned the same day.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: January 18, 2022	By:	/s/ Paul Ewing
	Name:	Paul Ewing
	Title:	Chief Financial Officer